July 8, 2009

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

Re: Panglobal Brands, Inc./ Form 10-KSB for fiscal year ended September 30, 2008
       File No. 333-131531

Dear Mr. Reynolds:

We are responding to your comment letter of March 19, 2009.

Form 10-KSB Filed January 13, 2009

1.	The Company will file amendments to Form 10-KSB for the fiscal year ended September 30, 2008 on Form 10-K/A.

2.

The asset purchase is described in Note 8 to the Financial Statements. Panglobal brands, Inc. purchased the trademarks, some sales orders and a few computers from the financial institution that held these assets as security for outstanding debts. The Company has amended the liquidity section of the MD&A and included the purchase agreement as an exhibit.

3.

The Company has a broad base of customers, and over time, as in any business, key customers are lost and new customers added. Based upon your comment, the Company added a risk factor in our Form 10-Q for the period ending March 31, 2009 and will is included a risk factor in Form 10-K/A now.

4.

The company has revised Form 10-K/A in line with the comment of the Staff. Sosik is a brand name; Junior division refers to a category of apparel products. A contemporary Knit division was never implemented.

5.

Poorly worded and amended with Form 10-K/A. Firstly, the intention was to not reward Lolly Factory, LLC based upon a reading of the agreement in that shares would only be awarded upon meeting 100% of the target. The Company plans to amend that concept in its June 30, 2009 Form 10-Q. Secondly, the Company has awarded shares to Lolly Factory, LLC and others from the same Director and has disclosed these transactions in Note 3 to its financial statements and correctly recorded compensation expense for the share issuance.

6.	The Company will add a risk factor and amend Form 10-K/A.

7.

The Company believes that the number of stock options granted is in line with the number of outstanding shares, and does not believe that a risk factor regarding dilution is necessary. There are already a series of risk factors relating to the Company’s securities included in the filing describing the risks of owning shares in a young Company.

8.

The Company has expanded its discussion of liquidity. The MD&A-Cash Requirements and Additional Funding states “If we do not earn the required revenues, then we will have to seek another source of financing, likely through the sale of more shares of our common stock, or

Panglobal Brands, Inc. 2853 E. Pico blvd. Los Angeles, CA 90023 (323)266-6500/(323) 266-6505 fax borrowing money. There can be no assurance that additional financing will be available to us when needed…”. Also, we added additional language.

9.

There is not a formal bank overdraft with the Company’s banker. At the end of the fiscal period, there were checks issued and outstanding to cause the book accounting cash balance to be negative—with the requisite deposit only being recorded one or more days after the close of the fiscal period.

10.

The Company has amended Form 10-K/A to disclose the shareholders relating to the revolving Loan Agreement and has filed this agreement as an exhibit. Neither of the two shareholders is anaffiliate of the Company.

11.

The Company already has a risk factor on page 7 which states “If we cannot fund our planned operations from revenue, the sale of our equity securities or through incurring debt on acceptable terms, then we will likely have to scale down or cease our operations.”

12.

The Company distributes to retailers a series of similar product lines, all in apparel, and keeps records by product line for measurement and internal reporting. These are not segments as defined in SFAS 131 and all are similar operations, e.g. not wholesale vs. retail.

13.

The Company examined SFAS 142, Goodwill and Other Intangible Assets. Based on the definitions, the Company consider the trademarks to be intangible assets with an indefinite useful and examined factors such as, obsolescence, product demand, sales orders for shipments at future dates, competition and other economic factors, and the stability of the apparel industry. Based upon that evaluation, the Company determined per paragraph 16 of SFAS 142, that conditions had not changed since June, 2008 to warrant the assumption that the uselife life would not be indefinite. Further, the trademarks are generating sales revenue. Accordingly, the Company believes that the current carrying value in the financial statements is appropriate and there has been no impairment loss.

14.	Note 8 to the Financial statements describes the assets acquired. The Company is amending Form 10-K/A to correctly describe one of the trademarks as “Scrapbook Originals”.

15.	Please see Exhibit 1 to this letter- Proposed Accounting Treatment for Acquisition of Mynk Corporation by Panglobal Brands Inc. dated August 6, 2007.

16.	Please see Exhibit 2 for an analysis of the acquisition of the assets relating to Scrapbook.

17.	The Company agrees to revise disclosure in future filings to name each valuation expert and file the appropriate consents.

18.

The Company considered EITF-0019 and was satisfied that the value of the embedded conversion feature was not significant. Further, by agreement, $375,000 of the $750,000 revolving loan was converted at April 30, 2009 at an agreed price per share, and the terms for any future conversion of the loan to common shares were changed to a specific conversion price, $0.15/share, making the amount of shares to be issued upon a future conversion now certain and not subject to the fair market value at a time in the future.

19.	We have amended Form 10-K/A discussing Controls and Procedures.

20.	We have amended Form 10-K/A discussing Controls and Procedures.

21.	We have amended Form 10-K/A regarding terms of Directors.

22.

The Company believes that Kelly Kaneda was not a significant employee under Item 401(b) of Regulation S-B as 1) he did not earn over $100,000 in the year under review, 2) these divisions are really product lines.

23.	Mr Jacques Ninio’s total compensation was less than $100,000 for the fiscal year ended September 30, 2008.

24.	The Company believes that there are no related party transactions requiring disclosure.

Panglobal Brands, Inc. 2853 E. Pico blvd. Los Angeles, CA 90023 (323)266-6500/(323) 266-6505 fax

25.	The Company believes that Mr. Craig Soller, who consults with the Company regarding contract manufacturing in China, is not a related party.

26.	The Company will revise its Exhibit List to include the amended Form 8-K filed on September 17, 2008 in place of Exhibit 10.4.

27.	The Company will file its Factor Agreement as a material contract Exhibit with Form 10-K/A.

28.	The Company will revise the Section 302 Certifications and filled an amended Form 10-K/A.

29.	The Company will ensure that all future periodic reports contain the correct telephone number.

30.

The Company has changed Item 4T in its Form 10-Q for the Quarter ended March 31, 2009 and has amended its Annual Report Form 10-K/A for the period ending September 30, 2008. Further the company will shortly file Form 10-Q for the period ending June 30, 2009. Accordingly, we request a waiver to not amend Form 10-Q for the Quarter ended December 31, 2008.

31.	Same request as for Comment 30, above.

32.	Same request as for Comment 30, above.

33.

The Company has disclosed the principal terms of the revolving loan agreement with Providence Wealth Management Ltd. in Form 10-Q for the Quarter ended March 31, 2009 and in Form 8-K dated January 22, 2009. The company requests a waiver to not amend Form 10-Q for the Quarter ended December 31, 2008.

In connection with these comments, the Company acknowledges:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Charles A. Lesser
Chief Financial Officer

Panglobal Brands, Inc. 2853 E. Pico blvd. Los Angeles, CA 90023 (323)266-6500/(323) 266-6505 fax

Exhibit 1

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MEMORANDUM
----------

TO: Felix R. Wasser

        Chief Financial Officer

        Panglobal Brands Inc.

FROM: Robert N. Weingarten

DATE: August 6, 2007

RE:    Proposed Accounting Treatment for Acquisition of Mynk

          Corporation by Panglobal Brands Inc.

This memorandum has been prepared in order to analyze and summarize the appropriate accounting treatment for the acquisition of Mynk Corporation, a Nevada corporation (“Mynk”), by Panglobal Brands Inc., a Delaware corporation (“Panglobal”), on May 11, 2007 (the “Transaction”), pursuant to accounting rules as interpreted and applied by the Securities and Exchange Commission (“SEC”). Panglobal is a public company subject to the reporting and disclosure requirements of the Securities Exchange Act of 1934, as amended. Mynk was organized on February 3, 2006 to engage in the design and production of clothing and accessories throughout the United States and Canada, was a development stage company with nominal assets and operations, and a small number of shareholders.

Panglobal Brands, Inc. 2853 E. Pico blvd. Los Angeles, CA 90023 (323)266-6500/(323) 266-6505 fax

Panglobal was originally incorporated on March 2, 2005 under the name EZ English Online Inc. (“EZ English”). EZ English was originally based in Vancouver, British Columbia, Canada, with its principal business being the offering of a teacher training course to teach English as a second language available over the Internet. EZ English was a development stage company from inception through September 30, 2006, and sold 1,061,925 shares of common stock at $0.08 per share on April 28, 2006, raising gross proceeds of $84,954. These shares were registered with the SEC under an SB-2 registration statement declared effective by the SEC on February 28, 2006. EZ English had a total of 5,061,925 shares of common stock issued and outstanding at its fiscal year-end, September 30, 2006, prior to a six-for-one forward split effective February 2, 2007. Unless the context indicates otherwise, all common share amounts referred to in this memorandum refer to shares on a post-split basis. All options referred to in this memorandum were issued on a post-split basis.

I have reviewed various recent public filings of Panglobal with the SEC, as well as various other pertinent corporate documents and schedules provided by management and legal counsel. My analysis and recommendation as to the accounting for the acquisition of Mynk by Panglobal is summarized in Section A below, and is based on the facts as summarized in Section B below.

Section A – Accounting Analysis

1. EZ English was a development stage company from March 2, 2005 (inception) through September 30, 2006. Although EZ English raised capital of approximately $85,000 from the sale of its common stock in 2006, it was unable to develop a viable business and did not generate any operating revenue through September 30, 2006. In late 2006, EZ English was essentially an OTCBB public shell searching for new capital and a business opportunity.

2. Mynk was a development stage company from February 3, 2006 (inception) through September 30, 2006. Mynk raised equity capital of approximately $498,000 from the sale of its common stock and borrowed an additional $300,000 from its shareholders through September 30, 2006 to fund its operations. During the three months ended December 31, 2006, Mynk borrowed another $190,000 from its shareholders. From April 1, 2007 through May 11, 2007, Mynk borrowed an additional $200,000 from its shareholders, thus bringing total borrowings from its shareholders that were settled as part of the transaction to $690,000. During the three months ended December 31, 2006, Mynk generated its first sales revenue of approximately $317,000, with related cost of sales of $312,000. At that point in the development of its business plan, Mynk required substantial additional capital. Mynk decided that it would be in a better position to raise that capital, while at the same time getting a higher pre-money valuation, if the capital was raised through a public company platform.

Panglobal Brands, Inc. 2853 E. Pico blvd. Los Angeles, CA 90023 (323)266-6500/(323) 266-6505 fax

3. In December 2006, a plan was implemented to utilize the EZ English public shell to raise new equity capital in anticipation of the acquisition of Mynk. The acquisition was to be accomplished through a stock exchange. The new capital would be used to repay loans provided by Mynk shareholders and to fund business operations, as well as to fund the public company legal, accounting and related costs. From December 2006 through mid-February 2007, the management, operating structure and capital structure of EZ English were revised to prepare for the acquisition and private placement. In late February 2007, the private placement was completed, and in mid- May 2007 the acquisition was completed.

4. The shareholders of Mynk, through a series of orchestrated and interdependent transactions over a period of six months, obtained effective control of Panglobal (both equity and board of directors) and caused Mynk to become a wholly-owned subsidiary of Panglobal. As such, the Mynk shareholders obtained fresh equity capital and are now able to continue the development of Mynk’s business plan under the Panglobal public platform.

5. Since the Mynk shareholders had a substantial and controlling shareholder interest in Panglobal subsequent to the acquisition of Mynk, the transaction should be accounted for under “reverse merger accounting” rules, as opposed to purchase accounting rules under SFAS No. 141, “Business Combinations”. For legal purposes, although Panglobal acquired Mynk, from an accounting perspective (under SEC rules), Mynk acquired Panglobal in a recapitalization transaction. As such, there is no step-up in basis of the Mynk assets or recognition of intangible assets (i.e., goodwill). The equity section of Panglobal is retroactively restated to reflect the activity of Mynk, and the operations of Mynk from inception become the primary financial statements of the public company post-acquisition.

The fundamental accounting issues in exchange transactions involve determining the basis at which assets transferred should be recorded and deciding what prior financial results of the entities should be reported. Items 6 through 10 are excerpts from various technical accounting literature and SEC pronouncements on reverse merger and purchase accounting issues pertinent to this transaction.

6. SFAS No. 141, “Business Combinations”, specifies that a business combination be accounted for using the purchase method. SFAS No. 141 speaks specifically to business combinations between non-affiliated entities. When affiliates entities (under common control) are involved, the guidance in paragraphs D11 – D13 of SFAS No. 141 should be followed.

Panglobal Brands, Inc. 2853 E. Pico blvd. Los Angeles, CA 90023 (323)266-6500/(323) 266-6505 fax

In particular, paragraph D12 of SFAS No. 141 states: When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interest shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

7. SFAS No. 141, paragraph 17, states: “In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity. In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. In some business combinations, the combined entity assumes the name of the acquired entity. Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered, in particular:

a. The relative voting rights in the combined entity after the combination – all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

b. The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has significant voting interest – all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

c. The composition of the governing body of the combined entity – all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

d. The composition of the senior management of the combined entity – all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

Panglobal Brands, Inc. 2853 E. Pico blvd. Los Angeles, CA 90023 (323)266-6500/(323) 266-6505 fax

e. The terms of the exchange of equity securities – all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.

8. APB 16, paragraph 70, states that “the presumptive evidence of the acquiring corporation in combinations effected by an exchange of stock is obtained by identifying the former common stockholder interests of a combining company which either retain or receive the larger portion of the voting rights in the combined corporation. That corporation should be treated as the acquirer unless other evidence clearly indicates that another corporation is the acquirer..."

9. SEC Staff Accounting Bulletin 97 expresses the staff’s view with respect to the identification of an accounting acquirer. An acquiring entity must be identified in any business combination that does not meet the conditions specified in APB 16 for application of the pooling of interests method (the availability of which was subsequently eliminated by SFAS No. 141).

If no single former shareholder group of the combining companies obtains more than 50% of the outstanding stock of the new combined entity, the staff believes that the shareholder group receiving the largest ownership interest in the new combined entity should be presumed to be the accounting acquirer unless objective and verifiable evidence rebuts that presumption and supports the identification of a different shareholder group as the acquirer for accounting purposes.

10. The SEC has issued the following guidance with regard to the accounting for reverse mergers (excerpted from the Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance – March 31, 2001):

The merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with shareholders of the former public shell continuing only as passive investors. These transactions are considered by the staff of the SEC to be capital transactions in substance, rather than business combinations. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible should be recorded.

Transaction costs (e.g., legal and investment banking fees, stock issuance fees, etc.) may be incurred in a reverse acquisition. An operating company’s reverse acquisition with a non-operating company having some cash

Panglobal Brands, Inc. 2853 E. Pico blvd. Los Angeles, CA 90023 (323)266-6500/(323) 266-6505 fax has been viewed by the staff of the SEC as the issuance of equity by the accounting acquirer for the cash of the shell company. Accordingly, the staff of the SEC believes transaction costs may be charged directly to equity only to the extent of the cash received, while all costs in excess of cash received should be charged to expense.

The aforementioned accounting literature appears to clearly indicate that reverse merger accounting is required under the circumstances, since the Mynk shareholders became the controlling shareholder group of Panglobal as part of the acquisition of Mynk by Panglobal.

As an observation, if purchase accounting were to be applied to this transaction, the result would be that there would be several million dollars of intangible assets (likely goodwill) that would have to be recorded on the balance sheet as an asset. An asset is defined as a probable future economic benefit obtained or controlled by a company as a result of a past transaction or event. In order for an asset to have a future economic benefit, a company must be able to reasonably expect to attain future profitable operations that will enable it to realize the benefit of the asset (i.e., recover the amount paid for the asset). Mynk is in the development stage and has only been in existence for little more than one year, has generated nominal revenues to date, and there is no certainty that it will be able to successfully implement and fund its business plan. Accordingly, the recording of an asset entitled “goodwill” would mean that an intangible asset was identified, purchased and valued as a result of the acquisition of Mynk by Panglobal, and would reasonably expect to have future economic benefit; this would seem to be a difficult proposition to defend under the circumstances described herein.

Section B – Summary of Transaction History

11. EZ English filed its September 30, 2006 Form 10-KSB Annual Report with the SEC on December 6, 2006. Shortly thereafter, beginning on December 12, 2006, it appears that EZ English commenced a series of actions designed to ultimately culminate in its exit from its current business and its entry into the fashion industry, through the acquisition of Mynk. On December 12, 2006, Jacques Ninio acquired the 4,000,000 shares of common stock owned by Kris Kooner, the former control shareholder of EZ English, for $0.02 per share or $80,000, representing approximately 79% of the 5,061,925 shares of common stock then issued and outstanding. Mr. Ninio became an officer and director of the company on December 12, 2006. The Form 8-K Current Report reporting this change-in-control transaction was filed with the SEC on December 13, 2006 and also contained the following

Panglobal Brands, Inc. 2853 E. Pico blvd. Los Angeles, CA 90023 (323)266-6500/(323) 266-6505 fax disclosure: “The Company announces that it will seek opportunities in the fashion industry in addition to continuing its current business of online English courses for the time being. The Company expects that the fashion industry will be its primary business in the near future”.

12. On January 18, 2007, Felix R. Wasser was appointed as Chief Financial Officer of the company and was granted an option to purchase 250,000 shares of common stock exercisable at $0.30 per share, vesting over a period of two years and expiring five years from the date of grant.

13. On February 2, 2007, EZ English effected a six-for-one forward split of its common stock, thus increasing the outstanding shares from 5,061,925 shares to 30,371,550 shares, and merged into its wholly-owned subsidiary, thus effecting a name change to Panglobal Brands Inc. The Form 8-K Current Report filed with the SEC on February 6, 2007 contained the following disclosure: “We have changed the name of our company to better reflect the proposed future direction and business of our company”.

14 On February 12, 2007, Kris Kooner resigned as a member of the board of directors and Felix R. Wasser was appointed as a director of the company.

15. On February 12, 2007, Stephen Soller was appointed as Chief Executive Officer and director of the company, and was granted options to purchase 1,800,000 shares of common stock exercisable at $0.30 per share, vesting over a period of three years and expiring five years from the date of grant. Stephen Soller was brought in to execute Mynk’s business plan after its acquisition by Panglobal.

16. On February 12, 2007, Jacques Ninio agreed to sell a total of 2,625,000 of his shares in the company in private transactions, including 1,800,000 shares to Stephen Soller, 500,000 to a consultant and 325,000 shares to another consultant. The shares sold were subject to escrow agreements that govern their control and release over specific periods of time. In particular, the shares sold to Stephen Soller are subject to an escrow agreement that governs their release over an eighteen month period beginning May 11, 2007 and ending November 11, 2008. It appears the Mr. Soller will be deemed to be the owner of the shares while they are held in escrow, without regard to exactly when they are released from escrow, so he will have the right to vote those shares. Mr. Ninio also agreed to cancel a number of his common shares, the exact number of which was to be determined in the future. The Form 8-K Current Report filed with the SEC on February 13, 2007 contained the following disclosure: “We are negotiating to acquire a company that is engaged in the business of design, manufacture and distribution of clothing and accessories. We expect that, if we are able to negotiate this acquisition, we will complete the acquisition in March 2007”.

Panglobal Brands, Inc. 2853 E. Pico blvd. Los Angeles, CA 90023 (323)266-6500/(323) 266-6505 fax

17. The December 31, 2006 Form 10-QSB Quarterly Report, which was filed with the SEC on February 14, 2007, contained the following disclosure: “We are a development stage corporation with limited operations and no revenues from our business operations. Our board of directors has determined that it is not in the best interests of our company to continue to pursue our current business right now. Therefore, management is currently seeking opportunities in the fashion industry for us to engage in. We expect that the fashion industry will be our primary business in the near future”.

18. On February 15, 2007, Panglobal signed a Share Exchange Agreement with Mynk and its shareholders to exchange all of their shares in Mynk for 3,749,995 shares of Panglobal. Panglobal also agreed to issue an additional 975,000 shares to certain Mynk shareholders in exchange for repayment of $390,000 of shareholder loans to Mynk, and to repay $300,000 of shareholder loans in cash, thus repaying in full $690,000 of loans provided by the Mynk shareholders through May 11, 2007. The company agreed to use its best efforts to file a registration statement on Form SB-2 with the SEC within a reasonable time following the closing of the Share Exchange Agreement to register 50% of the shares of common stock issued to the Mynk shareholders. The Share Exchange Agreement also required the company to complete a private placement of its common stock at a purchase price of approximately $0.45 per share to raise a minimum of $4,000,000 and a maximum of $5,000,000. The company also agreed to reimburse one of the Mynk shareholders up to approximately $100,000 in cash at closing for certain costs expended on behalf of Mynk.

19. On February 27 and 28, 2007, Panglobal completed a private placement of its common stock, issuing a total of 10,610,226 shares of common stock to 59 persons and raising gross proceeds of $4,774,602. Stephen Soller purchased 291,666 shares in the private placement, and acquired an additional 519,230 shares from two of the former Mynk shareholders at $0.325 per share (who received such shares under the Share Exchange Agreement). Three other Mynk shareholders also purchased 299,999 shares in the private placement.

20. From March 1, 2007 through May 10, 2007, Panglobal advanced $850,000 to Mynk in anticipation of the closing of the Share Exchange Agreement, of which $750,000 was secured by a non-interest bearing promissory note, due on demand, and the balance of $100,000 non-interest bearing, unsecured, and due on demand.

21. On May 10, 2007, Jacques Ninio delivered 18,975,000 shares of common stock to the company for cancellation for no consideration. Mr. Ninio also completed the sale of 1,800,000 shares to Stephen Soller, 125,000 shares to a Mynk shareholder and 100,000 shares to another party. Mr. Ninio owned 3,000,000 shares at the conclusion of all of these transactions.

22. On May 11, 2007, Panglobal completed the Share Exchange Agreement with Mynk.

Panglobal Brands, Inc. 2853 E. Pico blvd. Los Angeles, CA 90023 (323)266-6500/(323) 266-6505 fax

23. As a result of the aforementioned transactions, on May 11, 2007, there were a total of 26,731,771 shares of common stock outstanding, of which the Mynk shareholders owned 4,575,764 shares, Stephen Soller owned 2,610,896 shares, and Jacques Ninio owned 3,000,000 shares. These share blocks, which represent the controller shareholders of the consolidated company, total 10,186,660 shares, or approximately 38% of the total shares outstanding. There were no other large blocks of shares outstanding to control parties.

Exhibit 2 –Purchase of Assets

Based on our review of the Agreement of Purchase and Sale of Assets between the Seller and Panglobal, the Form 8-K and Regulation S-X, Rules 3-05 and 11-01, we believe that it can be reasonably argued under SEC rules that the asset purchase in question (the “Transaction”) was not the purchase of a business pursuant to the Form 8-K requirements.

The Transaction

The Transaction was comprised of the purchase of assets that the Seller (Hana Financial) claims were a part of a security interest that the Seller held in the assets of Femme Knits. The assets acquired by Panglobal were all of Femme Knits’ right, title and interest that fell within the Seller’s security interest, if any, in and to the trade names “Scrapbook,” “Scrapbook Originals” and “Crafty Couture” (the “Trademarks”) and all goodwill associated therewith. The assets also included 15 computers and related hardware, certain office furniture and equipment, all open sales orders with cancellation dates of June 16, 2008 or later, some graphics and a customer list, to the extent that those assets also fell within the Seller’s security interest.

Although the signed agreement indicates that telephone number and system and websites, internet URLs, copyrights, designs, patterns, markers, blocks and artworks would be included in the Transaction, they were in fact not acquired.

Neither the Seller nor Femme Knits was the owner of the Trademarks. However, Exhibit “2” to the agreement contains assignments of the Trademarks that are each signed by the owner of the Trademarks, Femme Knits and the Seller.

Regulations

In determining whether the acquisition of a business has taken place for purposes of Items 2.01 and 9.01 of the Form 8-K, the SEC uses a wide definition of what constitutes a business and what constitutes the acquisition of a business. These definitions are found in Regulation S-X, rules 3-05 and 11-01.

Analysis

Panglobal Brands, Inc. 2853 E. Pico blvd. Los Angeles, CA 90023 (323)266-6500/(323) 266-6505 fax

The starting point of the SEC analysis set out in Rules 3-05 and 11-01 is to examine, in light of the facts and circumstances involved, whether there is sufficient continuity of the potentially acquired entity's operations prior to and after the transaction so that the disclosure of prior financial information is material to an understanding of future operations of the acquirer, who is in this case, Panglobal.

The Potentially Acquired Entity

First, it should be determined which entity involved in the Transaction is the potentially acquired entity. The only entities that used the assets in a business was Femme Knits, including its components. So, Femme Knits, or lesser component thereof is the potentially acquired entity (“Potentially Acquired Entity”)

Continuity

The next step in the analysis is to determine whether there is sufficient continuity of Potentially Acquired Entity’s operations prior to and after the Transaction so that the disclosure of prior financial information is material to an understanding of future operations of Panglobal.

To determine this, the SEC will look at the operations involving the assets prior to the Transaction, the nature and ownership of the assets and the operations involving the assets following the transaction.

Receivership

In this case, there is no continuity of operations. The Potentially Acquired Entity was in receivership and was defunct. It is difficult to see how the financial statements of that now bankrupt company could aid in an understanding of Panglobal’s financial statements.

Assets

Neither the Seller nor the Potentially Acquired Entity were the registered owners of the Trademarks. An individual and related party, Kelly Kaneda, was the registered owner of the Trademarks. Since these Trademarks were used but not owned by the Potentially Acquired Entity and they were not acquired from the Potentially Acquired Entity, they should arguably be removed from consideration of the nature of the transaction.

If the Trademarks are removed from consideration then the following is the list of assets that Panglobal acquired relating to the business of the Potentially Acquired Entity:

1. Approximately 15 computers plus software, printers and copiers;

Panglobal Brands, Inc. 2853 E. Pico blvd. Los Angeles, CA 90023 (323)266-6500/(323) 266-6505 fax

2. Certain office furniture and equipment;

3. Open sales orders, totalling approximately $2,000,000;

4. Some graphics

5. A Customer list

The following assets of the Potentially Acquired Entity, or a subsidiary or division thereof, were not transferred to Panglobal in the transaction:

1. The Physical Facilities and very little furniture or equipment, except as above;

2. The vast majority of the employee base;

3. The market distribution system;

4. All real and intangible assets not controlled and alienable by the Seller or covered by the assignments of trademark in Exhibit “2”;

5. All accounts receivable for orders already delivered;

6. All accounts payable;

7. Telephone numbers and system;

8. All websites, internet URL’s, copyright, some designs, some patterns, markers, blocks and some artworks;

and,

9. All money, financial instruments and bank accounts;

Even if the Trademarks are not removed from consideration in this analysis, enough assets were left behind in the Potentially Acquired Entity for the SEC to determine, based on the analysis set out in Regulation S-X, Rule 11-01, that this was not the acquisition of a business.

A Subsidiary or Division

What Panglobal bought from the Seller were the sales order to be fulfilled but very little of the means to fulfill them. If a division had been purchased, then all of the means to supply the goods would have been sold to Panglobal. For example, the manufacturing facilities, equipment, etc. Compared to what was left in Femme Knits and its divisions, Panglobal acquired very little from the Potentially Acquired Entity. The warehouses, principal managers, accounting staff, the production, pattern-making and sewing staff all stayed with Femme Knits. Furthermore, all

Panglobal Brands, Inc. 2853 E. Pico blvd. Los Angeles, CA 90023 (323)266-6500/(323) 266-6505 fax inventory, receivables, cash, deposits and liabilities stayed with Femme Knits. Therefore, based on the analysis set out in Regulation S-X Rules 3-05 and 11-01, it is reasonable that the SEC will find that this was an asset acquisition and not the acquisition of a division.

Nature of the Revenue-Producing Activity

Another element the SEC will examine to determine whether the Transaction was the acquisition of a business is whether the nature of the revenue-producing activity of the assets will remain essentially the same before and after the transaction.

The nature of the revenue-producing activity of the assets has completely changed. Femme Knits was a manufacturer with two large warehouses and manufacturing centers making Crafty Couture, Scrapbook and private label clothing for other apparel companies. Panglobal purchased the trademarks and now has the right to sell under the names Scrapbook, Scrapbook Originals and Crafty Couture. Whereas Femme Knits manufactured its own clothing under these names, Panglobal contracts out its manufacturing to companies in China and Mexico. Some of the same designs will be used but most of the designs will be new. Panglobal hopes to expand the product lines to cover jewelry, outwear and other types of products that Femme Knits never sold. The computers acquired will be used for the Scrapbook and Crafty Couture lines but also for other Panglobal employees. These facts support a conclusion that the assets acquired by Panglobal will not operate in the same way that they did with Femme Knits and that the Transaction was not the acquisition of a business.

Conclusion

Neither the Seller not the Potentially Acquired Entity was the owner of the Trademarks, which were the main assets purchased in the Transaction. The remaining assets that were purchased do not represent either a significant portion of the Potentially Acquired Entity or a subsidiary or division thereof. In light of the present facts and circumstances, the continuity of the Potentially Acquired Entity's operations prior to and after the Transaction has not been maintained. The assets acquired by Panglobal are now reflected in Panglobal’s balance sheet and other financial statements. Disclosure of prior financial information of Femme Knits is not material to an understanding of future operations of Panglobal.

Panglobal Brands, Inc. 2853 E. Pico blvd. Los Angeles, CA 90023 (323)266-6500/(323) 266-6505 fax